Exhibit 99.1

Corporación América Airports S.A. Reports a 3.7% YoY Increase in Total Passenger Traffic in November 2019

Passenger traffic increased 6.2% in Argentina, 6.7% in Italy and 9.4% in Armenia, partially offset by declines in Brazil and Uruguay

LUXEMBOURG--(BUSINESS WIRE)--December 16, 2019--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 3.7% in November 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Nov'19(1)	Nov'18	% Var.	YTD’19(1)	YTD’18(1)	% Var.
Domestic Passengers (thousands)	3,999	3,752	6.6%	43,427	40,875	6.2%
International Passengers (thousands)	2,010	1,966	2.2%	25,479	25,361	0.5%
Transit Passengers (thousands)	709	757	-6.4%	7,624	8,245	-7.5%
Total Passengers (thousands)	6,718	6,476	3.7%	76,530	74,482	2.8%
Cargo Volume (thousand tons)	39.3	39.4	-0.2%	386.0	371.9	3.8%
Total Aircraft Movements (thousands)	68.5	70.0	-2.1%	786.4	806.5	-2.5%
(1)

Preliminary data on 750 flights in August, 873 flights in September, 547 in October and 423 in November at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic Overview

Total passenger traffic in November 2019 grew by 3.7% YoY, primarily reflecting increases of 6.2% in Argentina, 6.7% in Italy, 9.4% in Armenia, and 4.1% in Ecuador, partially offset by declines in Brazil and Uruguay.

In Argentina, total passenger traffic increased 6.2% YoY, reflecting growth of 9.2% in domestic passengers as a result of the new routes introduced during 2018 and 2019, together with a mix-shift to domestic from international travel by local passengers. International passenger traffic declined 0.9%, reflecting weak macro conditions in the country. In addition, Jet Smart started a new route between El Palomar and Ushuaia airports. Moreover, Latam Airlines added a new weekly route to Mount Pleasant, Islas Malvinas, from Sao Paulo, Brazil, via Córdoba Airport.

In Italy, passenger traffic increased 6.7% YoY, driven by growth of 11.9% at Florence Airport, due to an increase of 14.4% in international traffic reflecting the four new routes opened in September by Vueling and additional frequencies in existing routes. Additionally, passenger traffic at Pisa Airport increased 3.5% YoY, driven by additional flights by Ryanair, and, to a lesser extent, new flights by Ernest Airlines. In addition, Air Arabia started a new route to Casablanca, Morocco, operating from Pisa Airport.

In Brazil, estimated figures are disclosed given delays in the submission of information for 423 flights out of a total of 13,898 flights, due to information systems transition by third parties. The Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Total traffic figures, however, remain unchanged. Passenger traffic declined 2.3% YoY, still reflecting the cessation of operations by Avianca Brasil, partially offset by traffic growth driven by other airlines. Domestic passengers increased 1.9% YoY, signaling a continued slight recovery from the downward trend earlier in the year, while international passenger traffic increased 3.5% YoY. In addition, during November both Gol and Latam airlines increased domestic frequencies, in an effort to restore capacity at Brasilia Airport. Moreover, Latam Airlines started a new international route to Lima, Perú, operated from Brasilia Airport, with three weekly flights.

In Armenia, total passenger traffic increased 9.4%, benefiting from the addition of several routes and frequencies during 2018 and 2019 and increased connectivity to Moscow, Russia coupled with the good performance of Azimuth Airlines’ flights to Russian destinations Krasnodar and Rostov and Aircompany Armenia’s flights to regional destinations.

In Uruguay, passenger traffic declined 11.0% YoY, mainly reflecting the temporary cancellation of Avianca Colombia’s daily route to Bogotá, Colombia, anticipated to be restored in December. Traffic also reflects a decline in flights to Aeroparque, Argentina, given the continued weak macro environment in that country and flight cancellations to Chile given the continued social unrest in the country. This was partially offset by the two additional frequencies to Madrid, Spain, opened by Iberia in July 2019.

In Ecuador, total passenger traffic increased 4.1% YoY, driven by a 12.9% increase in international traffic, mainly reflecting the continued good performance of the route to Fort Lauderdale by JetBlue together with Interjet’s daily routes to both Cancún and Ciudad de México, México, opened in October.

Cargo Volume and Aircraft Movements

Cargo volume remained relatively flat in November 2019 mainly as a result of declines of 4.1% in Argentina and 23.7% in Ecuador, partially offset by increases of 19.2% in Brazil and 39.7% in Armenia.

Aircraft movements declined 2.1% YoY in November 2019, driven by declines of 6.9% in Brazil and 2.4% in Argentina, partially offset by increases of 5.2% in Italy and 13.6% in Armenia.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Nov'19(1)	Nov'18	% Var.	YTD’19	YTD’18	% Var
Passenger Traffic (thousands)
Argentina	3,441	3,239	6.2%	39,179	36,362	7.7%
Italy	518	486	6.7%	7,722	7,685	0.5%
Brazil	1,676	1,716	-2.3%	17,298	18,471	-6.4%
Uruguay	162	182	-11.0%	1,993	2,099	-5.1%
Ecuador	373	359	4.1%	4,117	4,056	1.5%
Armenia	236	216	9.4%	2,958	2,632	12.4%
Peru	312	280	11.5%	3,263	3,177	2.7%
TOTAL	6,718	6,476	3.7%	76,530	74,482	2.8%
(1) Preliminary data on 750 flights in August, 873 flights in September, 547 in October and 423 in November at Brasilia Airport, due to delays in the submission of information by third parties.
Cargo Volume (tons)
Argentina	22,370	23,315	-4.1%	208,958	217,885	-4.1%
Italy	1,212	1,132	7.0%	12,035	10,674	12.8%
Brazil	7,559	6,343	19.2%	83,061	59,539	39.5%
Uruguay	2,688	2,845	-5.5%	24,167	25,306	-4.5%
Ecuador	2,896	3,793	-23.7%	34,963	37,708	-7.3%
Armenia	2,168	1,552	39.7%	18,159	16,395	10.8%
Peru	438	414	5.9%	4,655	4,433	5.0%
TOTAL	39,331	39,394	-0.2%	385,998	371,939	3.8%
Aircraft Movements
Argentina	35,726	36,594	-2.4%	410,372	410,954	-0.1%
Italy	5,107	4,855	5.2%	73,936	72,725	1.7%
Brazil	13,898	14,921	-6.9%	147,234	168,607	-12.7%
Uruguay	2,318	2,487	-6.8%	26,526	30,244	-12.3%
Ecuador	6,866	6,796	1.0%	75,273	72,641	3.6%
Armenia	2,164	1,905	13.6%	25,186	22,044	14.3%
Peru	2,450	2,444	0.2%	27,901	29,291	-4.7%
TOTAL	68,529	70,002	-2.1%	786,428	806,506	-2.5%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411